Filed by Scientific-Atlanta, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Subject Company:  Scientific-Atlanta, Inc.
                                    Commission File No. 1-5517



                         Offer to Purchase for Cash
                   All Outstanding Shares of Common Stock
                                     of
                               PowerTV, Inc.
                                     at
                            $4.08 Net Per Share
                                     by
                          Scientific-Atlanta, Inc.


       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON MONDAY, APRIL 9, 2001, UNLESS THE OFFER IS EXTENDED.

      THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF
SHARES BEING TENDERED.  THE OFFER IS SUBJECT TO CERTAIN OTHER
CONDITIONS.  SEE SECTION 15.

      Scientific-Atlanta proposed this offer to PowerTV's Board of Directors to provide PowerTV shareholders with an opportunity to sell their shares of PowerTV common stock in the absence of an established market for such shares. At the request of the Special Committee of PowerTV's Board of Directors, Scientific-Atlanta and the Special Committee are in discussions concerning a possible merger of PowerTV with and into a wholly-owned subsidiary of Scientific-Atlanta. Depending on the outcome of such discussions, this offer may be updated or extended. Any such merger would not affect the amount of the cash consideration available in this offer.

                                 IMPORTANT

      Any shareholder of PowerTV wishing to tender shares in the offer must complete and sign the Letter of Transmittal (or a copy of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer to Purchase) together with certificates representing the shares tendered.

March 13, 2001




                             TABLE OF CONTENTS



SUMMARY TERM SHEET.....................................................1

THE TENDER OFFER.......................................................6

  1.  Terms of the Offer...............................................7

  2.  Acceptance for Payment and Payment for Shares....................9

  3.  Procedures for Accepting the Offer and Tendering Shares.........10

  4.  Withdrawal Rights...............................................12

  5.  Certain United States Federal Income Tax Consequences...........13

  6.  Appraisals of Shares of PowerTV Common Stock; Dividends;
      Shareholder Agreements..........................................14

  7.  Information Concerning PowerTV..................................17

  8.  Information Concerning Scientific-Atlanta.......................18

  9.  Source and Amount of Funds......................................19

  10. Background of the Offer.........................................19

  11. Related Party Transactions; Interests of Certain Persons in
      the Offer.......................................................21

  12. The Merger Proposal.............................................25

  13. Purpose of the Offer; Plans for PowerTV.........................26

  14. Certain Effects of the Offer....................................28

  15. Certain Conditions of the Offer.................................30

  16. Legal Matters; Regulatory Approvals.............................32

  17. Fees and Expenses...............................................34

  18. Miscellaneous...................................................34




                             SUMMARY TERM SHEET


      The following are some of the questions that you, as a shareholder of PowerTV, Inc., may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal and PowerTV's Solicitation/Recommendation Statement which is being mailed to you with these materials because the information in this summary is not complete and additional important information is contained in those documents.

WHO IS OFFERING TO BUY MY SECURITIES?

      Our name is Scientific-Atlanta, Inc. We are a Georgia corporation. We own 81,511,973 shares, or approximately 85%, of PowerTV's outstanding common stock. See Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

      We are seeking to purchase any and all of the outstanding shares of common stock of PowerTV. See the "Introduction" to this Offer to Purchase and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT?

      We are offering to pay $4.08 per share net to you in cash without interest. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

      Yes. If all of PowerTV's outstanding shares of common stock are tendered and accepted pursuant to this Offer to Purchase, we will need approximately $58.6 million to purchase the shares and pay related fees and expenses. If all vested options to purchase PowerTV common stock are exercised and such shares are tendered and accepted pursuant to the offer, we will need an additional $18.2 million to purchase such shares. We anticipate that all of these funds will be obtained from our existing resources and internally generated funds. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

      Because the form of payment in the offer consists solely of cash and the offer is not subject to a financing condition, we do not think our financial condition is material to your decision whether to tender your shares in the offer. However, as noted below, Scientific-Atlanta and the Special Committee of PowerTV's Board of Directors are discussing a possible merger of PowerTV with and into a wholly-owned subsidiary of Scientific-Atlanta. If you do not tender your shares in the offer and the merger being discussed occurs, you will receive, for each share of PowerTV common stock you hold, shares of Scientific-Atlanta common stock having a value of $4.08, subject to a possible adjustment. For more information on us, see Section 8.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

      You will have until 12:00 midnight, New York City time, on Monday, April 9, 2001, to tender your shares in the offer. See Section 1.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

      We may, in our sole discretion, extend the offer at any time or from time to time. For example, we might extend the offer if any conditions to the offer have not been satisfied prior to the expiration date of the offer. See Section 1.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

      If we extend the offer, we will inform The Bank of New York (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See
Section 1.

HOW DO I TENDER MY SHARES?

      To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to The Bank of New York, the depositary for the offer, not later than the time the tender offer expires. See Section l and Section 3.

WHEN WILL I RECEIVE PAYMENT FOR TENDERED SHARES?

      Subject to the terms and conditions of the offer, we will pay for all shares validly tendered and not properly withdrawn as promptly as practicable following the expiration of the offer. We will pay for your accepted shares by depositing the purchase price with The Bank of New York, the depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by The Bank of New York of certificates for such shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See Section 2.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

      You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by Friday, May 11, 2001, you may withdraw them at any time after that date until we accept shares for payment. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

      To withdraw shares, you must deliver a written notice of withdrawal, or a copy of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

WHEN WILL I KNOW IF POWERTV AND SCIENTIFIC-ATLANTA INTEND TO PROCEED WITH THE MERGER BEING DISCUSSED?

      We intend to continue discussions with the Special Committee of PowerTV's Board of Directors regarding the proposed merger. If we decide to proceed with the proposed merger, we expect to inform you of that decision prior to the expiration of the offer. Depending on the outcome of our discussions with the Special Committee we may extend the offer. See Section 1.

IF POWERTV AND SCIENTIFIC-ATLANTA PROCEED WITH THE MERGER, CAN I WITHDRAW SHARES WHICH I HAVE PREVIOUSLY TENDERED?

      If PowerTV and Scientific-Atlanta proceed with the proposed merger, we will advise you of that decision prior to the expiration of the offer. You may then withdraw your shares any time before the offer has expired. Scientific-Atlanta may extend the offer if necessary to allow you time to review information relating to the merger and withdraw your shares. See
Section 4 for withdrawal procedures.

WHAT ARE THE PRINCIPAL CONFLICTS OF INTEREST RAISED BY THIS OFFER AND WHAT IS BEING DONE ABOUT THEM?

      We own approximately 85% of PowerTV's outstanding common stock. Three of the five members of PowerTV's Board of Directors, H. Allen Ecker, Robert
C. McIntyre and Perry D. Tanner, are also our officers. Another one of PowerTV's directors, Stephen K. Necessary, was an officer of Scientific-Atlanta through January 2000. Mr. Necessary and certain other executive officers of PowerTV participate in certain of our employee benefit plans. We are PowerTV's largest customer, with sales of PowerTV's products to us accounting for approximately 72% of PowerTV's revenue for the 2000 fiscal year. PowerTV also depends on us for various corporate services, including financial, accounting, information technology and legal services.

      Because of these significant conflicts of interest, when the Board of Directors of PowerTV was advised on February 21, 2001 that we had an interest in discussing a possible transaction with PowerTV, the Board appointed a Special Committee consisting of directors who were not officers of Scientific-Atlanta to consider and, if appropriate, negotiate with respect to any proposal made by us, establish a view as to the fairness of any such proposal, and make a recommendation to PowerTV's Board of Directors. The specific actions taken by PowerTV's Board of Directors, its position toward the tender offer, and the reasons for such position are set forth in greater detail in PowerTV's Solicitation/Recommendation Statement which is being mailed to shareholders of PowerTV with the tender offer materials.

WHAT DOES POWERTV'S BOARD OF DIRECTORS THINK OF THE OFFER?

      PowerTV's Board of Directors is expressing no opinion and is remaining neutral toward the offer. See PowerTV's
Solicitation/Recommendation Statement which is being mailed to shareholders of PowerTV with the tender offer materials.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

      We are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in PowerTV or its business or there is litigation related to the offer. The offer is also subject to a number of other conditions. See Section 15.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER?

      At the request of the Special Committee of PowerTV's Board of Directors, we are in discussions with the Special Committee concerning a possible merger of PowerTV with and into a wholly-owned subsidiary of Scientific-Atlanta. If the merger being discussed takes place, we will acquire all of PowerTV's common stock not purchased in the offer and all remaining shareholders (other than us and shareholders of PowerTV properly exercising appraisal rights) would receive, for each share of PowerTV common stock they hold, shares of Scientific-Atlanta common stock having a value of $4.08, subject to a possible adjustment. The terms of any such merger have not been determined, and there can be no assurance that such a merger will take place. We expect that the proposed merger of PowerTV would be subject to the approval of the majority of the PowerTV shareholders voting on the proposed merger other than Scientific-Atlanta. We intend to continue discussions with the Special Committee during the pendency of this offer. If we proceed with the proposed merger, we will provide you with details of the merger prior to the expiration of the offer and may extend the offer if necessary to allow you time to review the information relating to the merger. However, such merger would not affect the amount of the cash consideration available in this offer.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

      After the consummation of the tender offer, the number of shares of PowerTV's stock held by shareholders other than us will be reduced, and we will have no obligation to purchase any shares of PowerTV common stock that remain outstanding. Transfers of PowerTV common stock will remain subject to the terms of any shareholder agreements which restrict the sale or other disposition of PowerTV common stock. There is no current market for shares of PowerTV common stock and no such market is expected to develop. If the merger being discussed takes place, shareholders of PowerTV not tendering in the offer, subject to any dissenter's rights properly exercised under California law, will receive for each share of target common stock they hold, shares of Scientific-Atlanta common stock having a value of $4.08, subject to a possible adjustment. Therefore, if the merger being discussed is consummated, the difference to you between tendering your shares and not tendering your shares is that you will be paid in cash if you tender your shares in the offer and will receive shares of Scientific-Atlanta common stock in exchange for your shares if you do not tender in the offer. See
Section 14.

ARE APPRAISAL RIGHTS AVAILABLE IN THE OFFER?

      Appraisal rights are not available in the offer. Appraisal rights will be available to holders of shares of PowerTV common stock if the merger being discussed takes place. See Section 14.

WHAT IS THE VALUE OF MY SHARES AS OF A RECENT DATE?

      There is no established trading market for shares of PowerTV common stock. From time to time, PowerTV has obtained appraisals from independent third parties to establish the fair market value of PowerTV common stock for purposes of PowerTV's employee stock option plans, PowerTV's employee stock purchase plan and repurchases of stock from PowerTV's employees. Based on such an appraisal, PowerTV's Board of Directors determined that the fair market value of PowerTV common stock as of January 17, 2001 was $4.08. See Section 6.

WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ME OF TENDERING MY SHARES?

      The sale of shares of PowerTV common stock pursuant to the offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income taxes as well. If your shares of PowerTV common stock are purchased in the offer, then you will generally recognize gain or loss, measured by the difference between the cash you receive and your adjusted tax basis in such shares. This gain or loss will be capital gain or loss provided you held the shares as a capital asset, and will be long-term capital gain or loss if you held the shares tendered in the offer for more than one year at the time we purchase such shares from you. It is contemplated that the merger being discussed would result in a tax-free reorganization. If we proceed with a merger, we will provide you with additional information regarding the tax consequences of such a merger. See Section 5.

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      You may contact The Bank of New York, the depositary for the offer, at (800) 507-9357 (toll free).




                              THE TENDER OFFER


To the Holders of Shares of Common Stock of PowerTV, Inc.:

                                INTRODUCTION

      Scientific-Atlanta, Inc., a Georgia corporation, hereby offers to purchase all outstanding shares of common stock, no par value, of PowerTV, Inc. at a price of $4.08 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer").

      Scientific-Atlanta proposed this offer to PowerTV's Board of Directors to provide PowerTV shareholders with an opportunity to sell their shares of PowerTV common stock in the absence of an established market for such shares. At the request of the Special Committee of PowerTV's Board of Directors, Scientific-Atlanta and the Special Committee are in discussions concerning a possible merger of PowerTV with and into a wholly-owned subsidiary of Scientific-Atlanta. While Scientific-Atlanta has not entered into an agreement with PowerTV relating to such a merger, and such a merger may not occur, Scientific-Atlanta is commencing the offer at this time to give PowerTV's shareholders the opportunity to receive quickly the cash consideration offered by Scientific-Atlanta. This offer is not conditioned upon Scientific-Atlanta and PowerTV entering into a merger agreement or upon any minimum number of shares being tendered. Whether or not Scientific-Atlanta and PowerTV enter into a merger agreement, Scientific-Atlanta will purchase the shares of PowerTV common stock tendered pursuant to this offer, subject to the terms and conditions of the offer. The merger being discussed is more fully described in Section 12.

      PowerTV's Board of Directors is expressing no opinion and is remaining neutral toward the offer.

      Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan"), PowerTV's financial advisor, has delivered its written opinion, dated March 12, 2001, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of shares of PowerTV common stock (other than Scientific-Atlanta) in the offer is fair from a financial point of view to such shareholders. The full text of Houlihan's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to PowerTV's Solicitation/ Recommendation Statement, which is being mailed to shareholders together with this Offer to Purchase. Shareholders are urged to read the full text of the opinion carefully.

      PowerTV has advised Scientific-Atlanta that, on March 7, 2001, 95,873,391 shares of its common stock were issued and outstanding and 4,458,145 shares were subject to vested stock options. Scientific-Atlanta currently owns 81,511,973 shares, or approximately 85%, of PowerTV's outstanding common stock.

      This offer is not conditioned upon any minimum number of shares being tendered. The offer is subject to certain other conditions. See Section 15.

      The information contained in this Offer to Purchase concerning the actions of PowerTV's Board of Directors in connection with the offer and the opinion of Houlihan, PowerTV's financial advisor, was provided by PowerTV's Board of Directors or Houlihan and is set forth in greater detail in PowerTV's Solicitation/Recommendation Statement. While Scientific-Atlanta believes that such information is accurate and complete, Scientific-Atlanta is unable to verify the accuracy or completeness of such information.

      SCIENTIFIC-ATLANTA MAKES NO RECOMMENDATION AS TO WHETHER POWERTV SHAREHOLDERS SHOULD TENDER THEIR SHARES OF POWERTV COMMON STOCK AND URGES POWERTV SHAREHOLDERS TO READ THESE MATERIALS CAREFULLY AND MAKE THEIR OWN CHOICE.

      THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF POWERTV SHAREHOLDERS OR ANY OFFER TO SELL OR SOLICITATION OF OFFERS TO BUY SCIENTIFIC-ATLANTA COMMON STOCK OR OTHER SECURITIES. ANY SUCH SOLICITATION OF PROXIES WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH APPLICABLE LAW, AND ANY SUCH OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND A PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

      IF SCIENTIFIC-ATLANTA AND POWERTV PROCEED WITH THE PROPOSED MERGER, MORE DETAILED INFORMATION PERTAINING TO THE MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC RELATING TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HOLDERS OF POWERTV COMMON STOCK MAY ALSO OBTAIN THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY SENDING A REQUEST TO SCIENTIFIC-ATLANTA, INC., ATTN:
SECRETARY, 5030 SUGARLOAF PARKWAY, LAWRENCEVILLE, GEORGIA 30044.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. YOU SHOULD READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND POWERTV'S SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY BEFORE DECIDING TO TENDER YOUR SHARES.

1.    TERMS OF THE OFFER.

      Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of such extension or amendment), Scientific-Atlanta will accept for payment and pay for all shares validly tendered prior to the expiration date and not properly withdrawn as permitted under Section 4. The term "expiration date" means 12:00 midnight, New York City time, on Monday, April 9, 2001, unless Scientific-Atlanta shall have extended the period during which the offer is open, in which event the term "expiration date" shall mean the latest time and date at which the offer, as so extended by Scientific-Atlanta, shall expire.

      This offer is conditioned upon the satisfaction of specific conditions. See Section 15 - "Certain Conditions of the Offer." If by the initial expiration date or any subsequent expiration date any or all of the conditions to the offer have not been satisfied or waived, Scientific-Atlanta reserves the right (but shall not be obligated) to (1) terminate the offer and return all tendered shares to tendering shareholders, (2) waive all of the unsatisfied conditions and, subject to any required extension, purchase all shares validly tendered by the expiration date and not properly withdrawn, (3) extend the offer and, subject to the right of shareholders to withdraw shares until the new expiration date, retain the shares that have been tendered until the expiration of the offer as extended or (4) amend the offer.

      Subject to the applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Scientific-Atlanta expressly reserves the right, in its sole discretion, at any time or from time to time, (1) to extend the offer beyond the scheduled expiration date for any reason, (2) to terminate the offer if any of the conditions set forth in Section 15 have not been satisfied and (3) to waive any condition to the offer or otherwise amend the offer in any respect, in each case, by giving oral or written notice of such extension, termination, waiver or amendment to The Bank of New York (the "Depositary") and by making a public announcement thereof.

      The rights reserved by Scientific-Atlanta in the preceding paragraph are in addition to Scientific-Atlanta's rights pursuant to Section 15. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934 (the "Exchange Act"). Subject to applicable law and without limiting the manner in which Scientific-Atlanta may choose to make any public announcement, Scientific-Atlanta shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to PR Newswire.

      If Scientific-Atlanta extends the offer or if Scientific-Atlanta is delayed in its acceptance for payment of or payment for shares or it is unable to pay for shares pursuant to the offer for any reason, then, without prejudice to Scientific-Atlanta's rights under the offer, the Depositary may retain tendered shares on behalf of Scientific-Atlanta, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under
Section 4. However, the ability of Scientific-Atlanta to delay the payment for shares that Scientific-Atlanta has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

      If Scientific-Atlanta makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Scientific-Atlanta will disseminate additional tender offer materials and extend the offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period will be provided to allow for adequate dissemination to shareholders and investor response. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Accordingly, if, prior to the expiration date, Scientific-Atlanta decreases the number of shares being sought or increases the consideration offered pursuant to the offer, and if the offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the offer will be extended at least until the expiration of such tenth business day.

      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on PowerTV's shareholder list as of March 7, 2001.

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

      Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the offer set forth in Section 15, Scientific-Atlanta will accept for payment and will pay for all shares validly tendered prior to the expiration date and not properly withdrawn pursuant to the offer as promptly as practicable following the expiration date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Scientific-Atlanta expressly reserves the right to delay payment for shares in order to comply in whole or in part with any applicable law.

      In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such shares, (2) the Letter of Transmittal (or a copy of the Letter of Transmittal), properly completed and duly executed, with any required signature guarantees, and (3) any other documents required by the Letter of Transmittal.

      For purposes of the offer, Scientific-Atlanta will be deemed to have accepted for payment, and thereby purchased, shares validly tendered and not properly withdrawn as, if and when Scientific-Atlanta gives oral or written notice to the Depositary of Scientific-Atlanta's acceptance for payment of such shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for payment pursuant to the offer will be made by deposit of the offer price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Scientific-Atlanta and transmitting such payments to tendering shareholders whose shares have been accepted for payment. If, for any reason, acceptance for payment of any shares tendered pursuant to the offer is delayed, or Scientific-Atlanta is unable to accept for payment shares tendered pursuant to the offer, then, without prejudice to Scientific-Atlanta's rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of Scientific-Atlanta, retain tendered shares, and such shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

      Under no circumstances will interest on the offer price for shares be paid, regardless of any delay in making such payment.

      If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if share certificates are submitted evidencing more shares than are tendered, share certificates evidencing unpurchased shares will be returned, without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the offer.

      Scientific-Atlanta reserves the right to transfer or assign, in whole or in part, to one or more of its affiliates, the right to purchase all or any portion of the shares tendered pursuant to the offer, but any such transaction or assignment will not relieve Scientific-Atlanta of its obligations under the offer and will in no way prejudice the rights of tendering shareholders to receive payment for shares validly tendered and accepted for payment pursuant to the offer.

3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

      Valid Tenders. In order for a shareholder validly to tender shares pursuant to the offer, (1) the Letter of Transmittal (or a copy of the Letter of Transmittal), properly completed and duly executed, together with any required signature guarantees, (2) the certificates evidencing the shares tendered and (3) any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date.

      THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of the shares tendered therewith, unless such holder has completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Scientific-Atlanta in its sole discretion, which determination shall be final and binding on all parties. Scientific-Atlanta reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Scientific-Atlanta also reserves the absolute right to waive any defect or irregularity in the tender of any shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Scientific-Atlanta. None of Scientific-Atlanta, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Scientific-Atlanta's interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

      Appointment as Proxy. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Scientific-Atlanta as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the shares tendered by such shareholder and accepted for payment by Scientific-Atlanta (including, with respect to any and all other shares or other securities issued or issuable in respect of such shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered shares. This appointment will be effective when, and only to the extent that, Scientific-Atlanta accepts such shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such shares (and such other shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective). The designees of Scientific-Atlanta will, with respect to the shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of PowerTV's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Scientific-Atlanta reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon Scientific-Atlanta's payment for such shares, Scientific-Atlanta must be able to exercise full voting rights with respect to such shares.

      Binding Agreement. The tender of shares pursuant to the procedures described above will constitute the tendering shareholder's acceptance of the offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the shares tendered, as specified in the Letter of Transmittal. Scientific-Atlanta's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and Scientific-Atlanta upon the terms and subject to the conditions of the offer.

      Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the offer price of shares purchased pursuant to the offer, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder, and payment of cash to the shareholder pursuant to the offer may be subject to backup withholding. All shareholders surrendering shares pursuant to the offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Noncorporate foreign shareholders should complete and sign the appropriate Form W-8 (which may be obtained from the Depositary), in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

4.    WITHDRAWAL RIGHTS.

      Tenders of shares made pursuant to the offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless theretofore accepted for payment by Scientific-Atlanta pursuant to the offer, may also be withdrawn at any time after Friday, May 11, 2001 (or such later date as may apply if the offer is extended).

      If Scientific-Atlanta extends the offer, is delayed in its acceptance for payment of shares or is unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to Scientific-Atlanta's rights under the offer, the Depositary may, nevertheless, on behalf of Scientific-Atlanta, retain tendered shares, and such shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If certificates evidencing shares to be withdrawn have been delivered to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Scientific-Atlanta, in its sole discretion, whose determination will be final and binding. None of Scientific-Atlanta, the Depositary or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      Withdrawals of shares may not be rescinded. Any shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be re-tendered at any time prior to the expiration date by following one of the procedures described in
Section 3.

5.    CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

      The following discussion is a summary of material United States federal income tax consequences of the offer to the holders of shares of PowerTV common stock. It is assumed for purposes of this discussion that shares of PowerTV common stock are held and will continue to be held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect.

      The tax consequences to each shareholder will depend in part upon such shareholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, persons who are not citizens or residents of the United States and shareholders who acquired their shares of PowerTV common stock through the exercise of an employee stock option or otherwise as compensation. In addition, this discussion does not address any state, local or foreign tax consequences of the offer. ALL SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

      The sale of shares of PowerTV common stock pursuant to the offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income taxes as well. In general, a shareholder whose shares are purchased in the offer will recognize gain or loss, measured by the difference between the cash received and such holder's adjusted tax basis in such shares. This gain or loss will be capital gain or loss provided such holder's shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the shares tendered in the offer for more than one year at the time such shares are purchased in the offer. Capital gains recognized by an individual upon a disposition of a share of PowerTV common stock that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder's capital losses.

      It is contemplated that the merger being discussed by Scientific-Atlanta and the Special Committee of PowerTV's Board of Directors would result in a tax-free reorganization. If Scientific-Atlanta and PowerTV proceed with such a merger, Scientific-Atlanta will provide PowerTV shareholders with additional information regarding the tax consequences of such a merger.

      A shareholder whose shares of PowerTV common stock are purchased in the offer may be subject to 31% backup withholding unless certain information is provided to the Depositary or an exemption applies. See
Section 3.

6.    APPRAISALS OF SHARES OF POWERTV COMMON STOCK; DIVIDENDS;
SHAREHOLDER AGREEMENTS.

      Appraisal and Dividends. There is no established trading market for shares of PowerTV common stock. PowerTV has not paid cash dividends or distributions on its common stock since its inception.

      From time to time, PowerTV has obtained appraisals from Houlihan to establish the fair market value of PowerTV common stock for purposes of PowerTV's employee stock option plans, PowerTV's employee stock purchase plan and repurchases of stock from employees. Such appraisals took into account the effect of shareholder agreements and other restrictions on the transfer of PowerTV common stock. The following table sets forth the effective date and fair market values of PowerTV common stock adopted by PowerTV's Board of Directors based on these appraisals:

      EFFECTIVE DATE                FAIR MARKET VALUE*
      August 20, 1999               $1.168
      July 11, 2000                 $3.97
      July 12, 2000                 $4.56
      August 21, 2000               $5.32
      November 20, 2000             $5.18
      January 17, 2001              $4.08

      --------------------
      *Fair market values have been adjusted to reflect splits in PowerTV's common stock.

      In connection with the preparation of the most recent appraisal, PowerTV provided Houlihan with certain projections of future operating performance of PowerTV which are not publicly available. The information provided included projections of total revenue of $60,216,181, $93,864,222, and $157,655,215, gross profit of $48,381,581, $75,562,370, and
$129,584,443, and net income of $2,169,481, $10,454,172, and $23,072,546 for the fiscal years 2001, 2002 and 2003, respectively.

      These projections are included in this Offer to Purchase only because they were provided to Houlihan, and Scientific-Atlanta wishes to make the same information available to PowerTV shareholders. The inclusion of the projections should not be interpreted as suggesting that either Scientific-Atlanta or Houlihan considered the projections reliable or relied on the projections. Projected data furnished to Houlihan with respect to periods after fiscal year 2003 and other scenarios have not been summarized because such data is believed to be even more speculative and less reliable than the data provided above.

      The projected financial information described above was prepared for internal use only and not with a view to public disclosure or compliance with the guidelines established by the SEC or the American Institute of Certified Public Accountants regarding projections and forecasts. These projections were not intended to be a forecast of financial results and are not guarantees of performance. They involve risks and are based upon a variety of assumptions relating to the business of PowerTV, industry performance, general business and economic conditions and other matters and are subject to significant uncertainties and contingencies, many of which are beyond PowerTV's and Scientific-Atlanta's control. Therefore, such projections are inherently imprecise, and there can be no assurances that any such projections will be realized or that actual results will not differ significantly from those set forth above.

      Neither Scientific-Atlanta nor PowerTV nor any of their respective directors, officers or financial advisors accepts any responsibility for such projections or the bases or assumptions on which they were prepared.

      Shareholder Agreements. The following summary of the shareholder agreements between Scientific-Atlanta, PowerTV and certain shareholders of PowerTV is not intended to be a complete statement of such agreements and is qualified in its entirety by reference to the full text of the relevant shareholder agreements. Shareholders are urged to read the full text of the shareholder agreement applicable to their shares of PowerTV common stock. PowerTV has agreed to provide shareholders with copies of the shareholder agreement applicable to their shares upon the request of such shareholder.

      Scientific-Atlanta, PowerTV and certain employee shareholders of PowerTV are parties to shareholder agreements. Among other things, these shareholder agreements provide that the parties to the agreements will at all times vote their shares of PowerTV common stock to elect a board of directors of PowerTV which consists of up to five members consisting of one person nominated by the employee shareholders party to the agreement and four persons nominated by Scientific-Atlanta. The shareholder agreements also contain restrictions on the transfer (including the pledge or transfer by operation of law) of shares of PowerTV common stock by the employee shareholders. The shareholder agreements provide PowerTV and Scientific-Atlanta (and its transferees) with a right of first refusal to purchase an employee shareholder's shares of PowerTV common stock prior to any sale of such shares. If neither PowerTV nor Scientific-Atlanta (or its transferees) exercises this right of first refusal, the employee shareholder may sell the shares of PowerTV common stock to the third party subject to certain conditions, including the condition that the third-party transferee agree to be bound by the terms of the shareholder agreement. The right of first refusal does not apply to certain transfers of PowerTV common stock, including the sale of shares of PowerTV common stock to other employee shareholders who are parties to the shareholders agreement. The shareholders agreement also grants PowerTV and Scientific-Atlanta the right to repurchase all of an employee shareholder's shares of PowerTV common stock upon the termination of such employee's employment with PowerTV. Subject to certain limitations, the purchase price for shares purchased will be the purchase price determined in good faith by PowerTV's Board of Directors to be the fair market value of such shares. Members of PowerTV's Board of Directors who hold shares of PowerTV common stock or options are subject to a similar agreement.

      In addition one employee of PowerTV has the right, commencing September 28, 2001, to put 213,834 shares (including 63,282 shares subject to options) of PowerTV common stock to PowerTV and Scientific-Atlanta at the fair market value of such shares on the date of the exercise of the put right.

      In July 2000, PowerTV acquired Prasara Technologies, Inc., in a merger pursuant to which PowerTV issued approximately 6,108,200 shares (on a split-adjusted basis) of its common stock to shareholders of Prasara. PowerTV and these former shareholders of Prasara are parties to shareholder agreements, which contain, among other things, certain representations and warranties and a put/call option which vests if PowerTV does not complete an initial public offering of its common stock within specified periods. If PowerTV does not complete an initial public offering by July 11, 2001, the former Prasara shareholders, except certain key employees, can sell back their shares at the higher of $2.012 (on a split-adjusted basis) or the then current fair value, not to exceed $3.00 (on a split-adjusted basis). If PowerTV does not complete an initial public offering by July 11, 2001, certain key employees can sell back one half of their shares at the higher of $2.012 (on a split-adjusted basis) or the then current fair value, not to exceed $3.00 (on a split-adjusted basis), and the other half of their shares if there is no initial public offering by July 11, 2002. For purposes of these put options, the fair value shall be determined in good faith by PowerTV's Board of Directors at the time of exercise, taking into account the then most recent exercise price for a stock option granted by PowerTV or selling price for the issuance of PowerTV common stock. If a former Prasara shareholder exercises one of the put options described above in part, PowerTV has the option to buy the remaining shares of PowerTV common stock received in the merger from such shareholder at the same price. Scientific-Atlanta has entered into an agreement with the former Prasara shareholders, pursuant to which Scientific-Atlanta agrees to contribute sufficient cash to PowerTV so that PowerTV can fulfill its obligations under these put options.

      The shareholder agreements of certain key employees of Prasara also contain provisions relating to non-competition and restrictions on disposition of the shares of PowerTV common stock received in the merger. Under such agreements, the key employees agree not to compete with PowerTV for two years after the merger. In addition, the key employees agree not to dispose of shares of PowerTV common stock received in the merger for two years, except that one half of such shares will be released from such prohibition one year after the merger. The three founders of Prasara are required to indemnify PowerTV with respect to claims resulting from any breach or nonperformance of any representation, warranty or agreement contained in the shareholder agreement or the merger agreement and have escrowed shares of PowerTV common stock in connection with such indemnification.

      The former Prasara shareholders who have acquired PowerTV common stock subsequent to the merger are also subject to shareholder agreements substantially the same as those described above among PowerTV employee shareholders, Scientific-Atlanta and PowerTV, except that they do not contain requirements with respect to the election of directors.

      For purposes of this offer, PowerTV and Scientific-Atlanta have agreed to waive the application of the right of first refusal contained in shareholder agreements relating to PowerTV common stock solely as they relate to the disposition of shares of PowerTV common stock to Scientific-Atlanta pursuant to the offer.

7.    INFORMATION CONCERNING POWERTV.

      General. PowerTV was incorporated in the State of California on June 29, 1994. PowerTV is a developer of systems software solutions, applications and services for digital interactive cable television. PowerTV's operating system is used by set-top providers for deployment by cable operators. PowerTV's SofaSOFT(R) suite of interactive TV services, which enables consumers to browse the Web, compose e-mail and use other services while watching TV, has had field trials with several cable operators, some of which are currently operating. PowerTV's product line also includes middleware offerings, such as an HTML engine and support for PersonalJava, as well as a family of technical and marketing services to support PowerTV's products. PowerTV also provides an integrated suite of interactive television applications for digital set-top platforms. These applications include video-on-demand, "take out TV" interactive food ordering and customer care and education, all of which are in field deployments. PowerTV's principal executive offices are located at 20833 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014. The telephone number of PowerTV's executive offices is (408) 777-7560.

      Summary Financial Information. The table below contains summary historical consolidated financial information for PowerTV and its subsidiary. The summary historical consolidated financial information for the year ended June 30, 2000 and as of June 30, 2000 has been derived from the audited consolidated financial statements of PowerTV. The summary historical consolidated financial information for the six months ended December 29, 2000 and as of December 29, 2000 has been derived from the unaudited consolidated financial statements of PowerTV. The summary historical consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and the related notes thereto, if applicable, from which it has been derived. PowerTV has agreed to provide shareholders with copies of PowerTV's audited financial statements for the fiscal year ending June 30, 2000 and unaudited financial statements for the six months ended December 29, 2000 upon request of such shareholder. Requests for such financial statements should be directed to Susan Crawford, PowerTV's Vice President and Chief Financial Officer, at the address and telephone number listed above.

                       SUMMARY FINANCIAL INFORMATION
                               (IN THOUSANDS)

                                          Six Months Ended    Fiscal Year Ended
                                          December 29, 2000     June 30, 2000
                                             (unaudited)           (audited)
                                          -----------------   -----------------
      Revenues(1).......................      $25,553              $23,920
      Operating Loss (2)................          566                6,632
      Loss Before Taxes (2).............          318                9,009
      Total Assets (3)..................       49,948               23,992
      Working Capital...................        5,133                6,247
      Debt(4)...........................        6,655                3,219
      Equity(5).........................       37,457               14,010

-------------------
      (1) Revenues for the six months ended December 29, 2000 and for the fiscal year ended June 30, 2000 include $19,882 and $17,236, respectively, of revenues from product licenses and other services sold to Scientific-Atlanta.

      (2) For the fiscal year ended June 30, 2000, $6,684 in non-cash compensation expense related to the accounting for the common stock with put rights was recorded. In the six months ended December 29, 2000, a net reversal of $31.6 in non-cash compensation expense was recorded. The significant reduction in non-cash charges is due to the put right release signed by substantially all employees late in fiscal year 2000.

      (3) Total Assets include accounts receivable from Scientific-Atlanta of $7,494 and $5,882 at December 29, 2000 and June 30, 2000, respectively.

      (4)  Amounts due to Scientific-Atlanta under the Revolving
Credit Agreement.

      (5) In the six months ended December 29, 2000, total shareholders' equity increased to $37,457 from $14,010 at June 30, 2000 due primarily to the $24,249 stock portion of the acquisition of PRASARA Technology, Inc. and the net effect of $454 from the employee stock purchases, reversals and repurchases offset by $1,256 in net losses.

      Except as otherwise set forth herein, the information concerning PowerTV contained in this Offer to Purchase, including financial information, has been furnished by PowerTV. Scientific-Atlanta assumes no responsibility for the accuracy or completeness of the information concerning PowerTV furnished by PowerTV or contained in such documents and records or for any failure by PowerTV to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Scientific-Atlanta.

8.    INFORMATION CONCERNING SCIENTIFIC-ATLANTA.

      General. Scientific-Atlanta, Inc., a Georgia corporation, is a leading supplier of digital content distribution systems, transmission networks for broadband access to the home, digital interactive set-tops and subscriber systems designed for video, high-speed Internet and voice-over IP (VoIP) networks, and worldwide customer service and support. Scientific-Atlanta's principal executive offices are located at 5030 Sugarloaf Parkway, Lawrenceville, Georgia 30044. The telephone number of Scientific-Atlanta's executive offices is (770) 236-7000.

      Purchases of PowerTV Common Stock. In connection with PowerTV's formation in June 1994, Scientific-Atlanta acquired 52,000,000 shares of PowerTV's common stock (on a split-adjusted basis). In April 1999, Scientific-Atlanta acquired an additional 7,812,500 shares of PowerTV common stock (on a split-adjusted basis) upon the contribution to PowerTV of $2 million of indebtedness owed by PowerTV to Scientific-Atlanta. In April 2000, Scientific-Atlanta acquired an additional 18,638,170 shares of PowerTV common stock (on a split-adjusted basis) upon the contribution to PowerTV of $37.5 million of indebtedness owed by PowerTV to Scientific Atlanta. From time to time, Scientific-Atlanta has purchased shares of PowerTV common stock from PowerTV employees upon the termination of their employment with PowerTV. Through February 28, 2001, Scientific-Atlanta purchased 3,061,302 shares at an average price of $0.34. The Scientific-Atlanta Foundation has also purchased shares from PowerTV employees upon the termination of their employment with PowerTV. To the best knowledge of Scientific-Atlanta, since November 3, 2000, the Scientific-Atlanta Foundation purchased 236,369 shares at an average price of $5.26.

      Additional Information. Scientific-Atlanta is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Scientific-Atlanta's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9.    SOURCE AND AMOUNT OF FUNDS.

      If all of PowerTV's outstanding shares of common stock are tendered pursuant to this Offer to Purchase, Scientific-Atlanta will need approximately $58.6 million to purchase the shares and pay related fees and expenses. If all vested options to purchase shares of PowerTV common stock are exercised and such shares are tendered and accepted pursuant to the offer, we will need an additional $18.2 million to purchase such shares. Scientific-Atlanta anticipates that all of these funds will be obtained from its existing resources and internally generated funds.

10.   BACKGROUND OF THE OFFER.

      Scientific-Atlanta formed PowerTV in 1994 for the purpose of designing, developing and marketing operating system, middleware and application products for digital cable television markets. Other than Scientific-Atlanta, the holders of PowerTV common stock primarily consist of employees and former employees of PowerTV and former shareholders of Prasara Technologies, Inc., a company PowerTV acquired in July 2000. PowerTV common stock has not been registered pursuant to the Securities Exchange Act of 1934, as amended, and there currently is no public market for shares of PowerTV common stock. The transfer of PowerTV common stock is also subject to the restrictions on transfer contained in certain shareholder agreements applicable to PowerTV common stock.

      In order to provide liquidity to PowerTV shareholders in the absence of a public market for their shares, Scientific-Atlanta and PowerTV have assisted PowerTV employees in transferring shares among themselves and established a loan program with a banking institution to allow PowerTV employees to borrow against their shares. As described above, Scientific-Atlanta and the Scientific-Atlanta Foundation have also from time to time purchased shares of PowerTV common stock from PowerTV employees in connection with their termination of employment with PowerTV.

      From time to time since PowerTV's inception in 1994, Scientific-Atlanta and PowerTV's Board of Directors have considered the possibility of a public offering of PowerTV common stock. In the summer of 2000, PowerTV engaged an investment banking firm to advise it regarding a public offering of PowerTV common stock. Scientific-Atlanta also sought advice from its investment banking firm regarding such an offering. Primarily due to market conditions, particularly as they relate to technology companies such as PowerTV, Scientific-Atlanta and PowerTV's Board of Directors determined not to pursue a public offering of PowerTV common stock.

      During the latter half of the year 2000, Scientific-Atlanta was approached by a number of PowerTV employees and former employees interested in selling a significant number of shares of PowerTV common stock to Scientific-Atlanta. Accordingly, on February 22, 2001, Scientific-Atlanta approached PowerTV's Board of Directors with a proposal to commence a tender offer to purchase all of the outstanding shares of PowerTV common stock for $4.08, the most recent fair market value of PowerTV common stock as determined by PowerTV's Board of Directors. Scientific-Atlanta's proposal did not contemplate a merger of PowerTV. Rather, Scientific-Atlanta only intended its offer to provide shareholders of PowerTV who desired to the sell their shares with an opportunity to sell their shares in the absence of an established market for their shares. At such time, Scientific-Atlanta indicated to PowerTV's Board of Directors that it would not proceed with the offer if PowerTV's Board of Directors was opposed to the transaction.

      PowerTV's Board of Directors appointed a Special Committee consisting of Stephen Necessary and Chris Graham to consider Scientific-Atlanta's proposal. PowerTV's Board of Directors engaged Houlihan Lokey Howard & Zukin, as its financial advisor, and Wilson, Sonsini, Goodrich & Rosati, as its legal advisor, to assist it in evaluating the proposed transaction.

      On February 23, the Special Committee of PowerTV's Board of Directors inquired of Scientific-Atlanta if it would consider following the cash tender offer with a merger pursuant to which PowerTV shareholders would receive shares of Scientific-Atlanta common stock. On February 28, Scientific-Atlanta responded to the Special Committee that it would be prepared to follow the cash tender offer with a merger in which PowerTV shareholders would receive Scientific-Atlanta common stock and vested options convertible into PowerTV common stock would be converted into options to purchase Scientific-Atlanta common stock. Scientific-Atlanta's merger proposal was structured to provide PowerTV shareholders with Scientific-Atlanta common stock having a value of $4.08--the same consideration available to PowerTV shareholders in the proposed cash tender offer. Scientific-Atlanta also informed the Special Committee that the merger would be conditioned upon the approval of the merger by a majority of PowerTV shareholders voting on the merger not including the shares of PowerTV common stock held by Scientific-Atlanta.

      On March 1, the Special Committee advised Scientific-Atlanta that it could not recommend a merger on the terms proposed by Scientific-Atlanta and did not believe the proposal would be acceptable to PowerTV shareholders. Scientific-Atlanta responded to the Special Committee on that same date that it was not prepared to modify the terms of its merger proposal. Scientific-Atlanta reiterated its willingness to proceed with a cash tender offer in which PowerTV shareholders would receive $4.08, provided that PowerTV's Board of Directors was not opposed to such an offer. On March 5, the Special Committee advised Scientific-Atlanta that it was interested in considering submitting Scientific-Atlanta's merger proposal to PowerTV shareholders for their determination, but would not be in a position to do so until it received certain additional information from Scientific-Atlanta. Accordingly, Scientific-Atlanta agreed to provide the requested information and recommended that it proceed with the tender offer in an effort to provide PowerTV shareholders with the opportunity to receive quickly the cash consideration available in the offer.

      At a meeting on March 12, PowerTV's Board of Directors received the written opinion of Houlihan that the consideration to be received by holders of shares of PowerTV common stock (other than Scientific-Atlanta) in the offer is fair from a financial point of view to such shareholders. At such meeting, PowerTV's Board of Directors resolved to express no opinion and remain neutral to the offer.

11.   RELATED PARTY TRANSACTIONS; INTERESTS OF CERTAIN PERSONS IN
THE OFFER.

      In considering the offer, shareholders should be aware of the following actual and potential conflicts of interest:

      Scientific-Atlanta's Stock Ownership of PowerTV. As of March 7, 2001, Scientific-Atlanta owned 81,511,973 shares of PowerTV common stock, representing approximately 85% of the outstanding shares of PowerTV common stock.

      Scientific-Atlanta is PowerTV's Largest Customer. Scientific-Atlanta is PowerTV's largest customer for its products. During the 1997, 1998, 1999 and 2000 fiscal years, revenues from sales to Scientific-Atlanta accounted for approximately 46%, 21%, 69% and 72%, respectively, of PowerTV's total revenues. At February 23, 2001, PowerTV had accounts receivable from Scientific-Atlanta of $6,939,164 from the sale of product licenses and other services.

      Line of Credit. Scientific-Atlanta and PowerTV are parties to that certain Revolving Credit Agreement, effective as of January 30, 1996, as amended, pursuant to which Scientific-Atlanta has agreed to lend to PowerTV in one or more borrowings amounts which will not exceed $30,000,000 outstanding at any time. At February 23, 2001, the outstanding balance on the line of credit was $5,346,978.

      Administrative Agreement. Scientific-Atlanta has provided services to PowerTV pursuant to an Administrative Agreement, including accounting, payroll, tax, personnel and benefits administration, information processing, regulatory, risk management, technical and patent, purchasing, finance and legal services. As compensation for the services, Scientific-Atlanta has received an average of approximately $42,000 per month for the past two years and reimbursement for all out-of-pocket expenses, including outside legal fees and marketing or communication fees when incurred in connection with services performed specifically for PowerTV. This Administrative Agreement is for a one-year term renewing on June 30 of each year unless canceled by either party within sixty (60) days of such date.

      License and Other Agreements. Scientific-Atlanta and PowerTV are parties to that certain Technology License Agreement for ASIC Technology, effective October 7, 1996, pursuant to which PowerTV granted to Scientific-Atlanta a royalty bearing license to use and to sublicense, in perpetuity, the graphics coprocessor accelerator known as the "Eagle ASIC" and certain related technology and software for use in the development of Scientific-Atlanta products and other ASICs. Scientific-Atlanta is obligated to pay royalties to PowerTV, at rates to be mutually determined by the parties with respect to Scientific-Atlanta products and ASICs incorporating Eagle ASIC technology and with respect to licensed software. PowerTV indemnifies Scientific-Atlanta against intellectual property infringement claims with respect to the Eagle ASIC technology and related licensed software.

      Scientific-Atlanta and PowerTV have entered into that certain Software Distribution License Agreement for the PowerTV Operating System, effective October 7, 1996, pursuant to which PowerTV granted Scientific-Atlanta a license to use, and to allow its distributors and sublicenses to use, PowerTV's operating system software and related applications for providing programming and services to end users. The license was granted for an initial term of three years. The term is automatically extended on an annual basis unless terminated. Scientific-Atlanta is obligated to pay per copy royalties on a quarterly basis to PowerTV for each copy of the licensed software in connection with the PowerTV Operating System that is used, reproduced, sublicensed or distributed by Scientific-Atlanta, subject to deductions for returns. Royalties are not payable with respect to certain marketing, customer support and end user remedial support distributions. PowerTV indemnifies Scientific-Atlanta against intellectual property infringement claims with respect to the licensed software. PowerTV warrants title on the licensed software, conformance to the acceptance test plan and the security of the PowerKey conditional access system used by Scientific-Atlanta or its sublicensees. PowerTV provides certain in-warranty services and error correction services with respect to the licensed software during the applicable warranty periods, which range from ninety days to thirty months. Additionally, PowerTV has granted to Scientific-Atlanta a trademark license permitting Scientific-Atlanta and its sublicensees to use the PowerTV trademark in conjunction with the licensed software. PowerTV also agreed to maintain in escrow the source code for the licensed software and related design documentation to be released under certain conditions, including PowerTV's breach of obligations under the agreement.

      Scientific-Atlanta and PowerTV are parties to that certain Development Agreement, effective October 7, 1996, for the joint development of certain software and ASIC technology. In consideration of certain operation system and ASIC development activities of PowerTV, Scientific-Atlanta agreed to pay to PowerTV $1 million, provided that PowerTV reimburse $300,000 if it fails the acceptance test plan PowerTV and Scientific-Atlanta agreed to joint ownership of inventions jointly made. With respect to development activities under the agreement, the parties granted licenses to each other to use certain proprietary technology. Scientific-Atlanta has a perpetual, royalty-free, worldwide license to use, modify and distribute the PowerTV-licensed technology incorporated into any ASIC or software designed by or for Scientific-Atlanta. PowerTV shall pay to Scientific-Atlanta on a quarterly basis per copy royalties, to be set forth in each applicable statement of work, with respect to the licensed technology for use in the licensed software or licensed ASIC. No royalties shall be payable with respect to units of customer premises equipment licensed by PowerTV or Scientific-Atlanta-licensed ASICs which do not use the Scientific-Atlanta-licensed technology. Each party shall provide technical support to the other with respect to its licensed technology provided to the other. Each party provides limited indemnities to each other for claims arising from the use of technology provided by it to the other.

      Interlocking Directors and Officers. In considering the position of PowerTV's Board of Directors with respect to the offer, shareholders should be aware that certain officers and directors of PowerTV have interests in the offer. Currently, three of the five members of PowerTV's Board of Directors, H. Allen Ecker, Robert C. McIntyre and Perry D. Tanner, are also officers of Scientific-Atlanta. Another one of PowerTV's directors, Stephen
K. Necessary, was an officer of Scientific-Atlanta through January 2000. Mr. Necessary and certain other executive officers of PowerTV participate in certain of Scientific-Atlanta's employee benefit plans. Plans in which certain of these directors and executive officers participate include supplemental executive retirement plans and defined benefit retirement plans.




      Stock Ownership of PowerTV's Directors and Executive Officers.

      The following table sets forth information with respect to the beneficial ownership of shares of PowerTV common stock and Scientific-Atlanta common stock held by PowerTV's directors and executive officers as of March 7, 2001 based on information provided by PowerTV and its directors and executive officers.

-------------------------------------------------------------------------------
                               AMOUNT OF              AMOUNT OF
                               SCIENTIFIC-ATLANTA     POWERTV
   NAME AND TITLE              COMMON STOCK           COMMON STOCK
   --------------              ------------           ------------
   H. Allen Ecker (1)                 252,108                      0
         Chairman of the Board
   Chris Graham (2)                       400                 33,000
         Director
   Robert C. McIntyre (3)              51,942                      0
         Director
   Perry D. Tanner(4)                  55,272                      0
         Director
   Stephen K. Necessary (5)           103,081                209,816
         President, Chief
         Executive Officer
         and Director
   Bill J. Aspromonte (6)              50,116              1,476,489
         Vice President
   Michael Cowan                           62                    421
         Vice President,
         Human Resources
   Susan Crawford                       1,434                 10,814
         Vice President,
         Chief Financial
         Officer
         And Treasurer
   Charles Kaplan                         500                      0
         Vice President,
         Marketing
   Robert Montgomery                      100              1,424,002
         Vice President and
         General Manager,
         Prasara Technologies
   Kenneth Morse(7)                    29,429              1,382,404
         Vice President and
         Chief Technical
         Officer
   Praveen Rao                              0              1,385,570
         Vice President,
         Engineering,
         Prasara Technologies
   Scott Wilcox                             0              1,385,570
         Vice President,
         Technology,
         Prasara Technologies
-------------------------------------------------------------------------------

(1) Includes 202,508 shares underlying Scientific-Atlanta options that are exercisable by Mr. Ecker within 60 days of March 7, 2001.

(2) Includes 16,500 shares underlying PowerTV options that are exercisable by Mr. Graham within 60 days of March 7, 2001.

(3) Includes 47,630 shares underlying Scientific-Atlanta options that are exercisable by Mr. McIntyre within 60 days of March 7, 2001.

(4) Includes 24,277 shares underlying Scientific-Atlanta options that are exercisable by Mr. Tanner within 60 days of March 7, 2001.

(5) Includes 64,711 shares underlying Scientific-Atlanta options and 206,250 shares underlying PowerTV options that are exercisable by Mr. Necessary within 60 days of March 7, 2001.

(6) Includes 28,000 shares underlying Scientific-Atlanta options and 23,437 shares underlying PowerTV options that are exercisable by Mr.
    Aspromonte within 60 days of March 7, 2001.

(7) Includes 24,750 shares underlying Scientific-Atlanta options and 171,875 shares underlying PowerTV options that are exercisable by Mr. Morse within 60 days of March 7, 2001.

12.   THE MERGER PROPOSAL.

      The following is a summary of the material provisions of the merger proposal, which Scientific-Atlanta made to the Special Committee of PowerTV's Board of Directors at the Special Committee's request. Scientific-Atlanta and PowerTV have not entered into an agreement with respect to the proposed merger, and the proposed merger may not occur, or if it occurs, it may be on terms different than those described below. PowerTV shareholders are not being asked to vote on the proposed merger at this time. If a merger proposal is submitted to a vote of PowerTV shareholders, PowerTV shareholders will be provided with additional information regarding the proposed merger, including information on the procedures for voting on the proposed merger and exercising any appraisal or dissenting rights available under California law.

      The proposed merger contemplates that PowerTV would be merged with and into a newly formed, wholly-owned subsidiary of Scientific-Atlanta, with such subsidiary being the surviving corporation. The certificate of incorporation and bylaws of the newly formed subsidiary would be the certificate of incorporation and bylaws of the surviving corporation, except that the certificate of incorporation would be amended to change the name of the newly formed corporation to "PowerTV, Inc."

      Pursuant to the terms of the merger proposal, at the effective time of the merger each share of PowerTV common stock outstanding immediately prior to the effective time (other than shares owned by Scientific-Atlanta, PowerTV or any of their subsidiaries, all of which will be cancelled, and other than shares that are held by shareholders, if any, who properly exercise their appraisal rights under California law), would be converted into the right to receive shares of common stock, par value $.50 per share, of Scientific-Atlanta having a value of $4.08, subject to a "collar," which would limit the number of shares of Scientific-Atlanta common stock issued in the proposed merger if the average price of Scientific-Atlanta common stock during the pricing period before the meeting of PowerTV shareholders was outside the range specified in the collar. The merger proposal contemplates that vested options convertible into shares of PowerTV common stock would be converted into options to purchase shares of Scientific-Atlanta common stock at a formula based on the exchange ratio. Unvested PowerTV options would expire in accordance with the terms of the applicable option plans.

      Each party's obligation to effect the proposed merger would be subject to the satisfaction of customary conditions. Such conditions would include the approval of the merger by a majority of PowerTV shareholders voting on the proposed transaction not including Scientific-Atlanta. Scientific-Atlanta's obligation to consummate the merger would be subject to certain additional conditions, including the condition that Scientific-Atlanta be satisfied, in its sole discretion, that the proposed merger would qualify as a reorganization under the Code.

      In addition, Scientific-Atlanta would have the right to terminate the proposed merger if the value of Scientific-Atlanta common stock exceeded the range contemplated by the collar.

13.   PURPOSE OF THE OFFER; PLANS FOR POWERTV.

      Purpose of the Offer. As discussed in Section 10 - "Background of the Offer," Scientific-Atlanta has been approached by a number of PowerTV employees and former employees regarding the sale of their shares of PowerTV common stock. Scientific-Atlanta's offer provides shareholders of PowerTV with an opportunity to liquidate their investment in PowerTV in the absence of an established market for their shares. If PowerTV and Scientific-Atlanta determine to proceed with the merger being discussed, the structure of the transaction will provide PowerTV shareholders with the option to choose to tender their shares pursuant to the offer and receive cash or to receive Scientific-Atlanta's stock pursuant to the proposed merger if it occurs. If the merger being discussed is consummated, PowerTV will become a wholly-owned subsidiary of Scientific-Atlanta.

      Shareholder Approval. No shareholder approval of the offer is required. If Scientific-Atlanta and PowerTV proceed with a merger, the merger agreement and the transaction contemplated by the merger agreement may require the approval by the affirmative vote of the holders of a majority of the shares of PowerTV's outstanding common stock. Because Scientific-Atlanta owns approximately 85% of PowerTV's outstanding common stock, Scientific-Atlanta would have sufficient voting power to cause the approval of the merger agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders of PowerTV. Scientific-Atlanta's merger proposal, however, is conditioned upon the approval and adoption of the proposed merger and the merger agreement by the majority of PowerTV shareholders voting on the proposed merger not including the shares of PowerTV common stock held by Scientific-Atlanta. Accordingly, Scientific-Atlanta's merger proposal contemplates that PowerTV will convene a special meeting of its shareholders for purposes of voting on the approval of the proposed merger and the merger agreement as promptly as practicable following the date on which Scientific-Atlanta's registration statement relating to the shares of Scientific-Atlanta common stock to be issued in the proposed merger is declared effective by the SEC.

      Appraisal Rights. Shareholders do not have statutory appraisal rights as a result of the offer. Each shareholder has the opportunity to make an individual decision on whether to tender his or her shares of PowerTV common stock in the offer. However, if the merger being discussed is consummated, holders of the shares of PowerTV common stock at the effective time of the proposed merger, by complying with the provisions of Chapter 13 of the California General Corporation Law ("CGCL"), may have certain rights to dissent and to require PowerTV to purchase their shares of PowerTV common stock for cash at "fair market value." If the statutory procedures under the CGCL relating to dissenters' rights were complied with, such rights could lead to a judicial determination of the fair market value of shares of PowerTV common stock. The "fair market value" would be determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the proposed merger. The value so determined could be more or less than the consideration available pursuant to the terms of the proposed merger agreement or this offer.

      THE FOREGOING SUMMARY OF THE PROVISIONS OF CHAPTER 13 OF THE CGCL IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF CHAPTER 13 OF THE CGCL. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE CGCL.

      Plans for PowerTV. Scientific-Atlanta expects that shareholders whose shares of PowerTV common stock are not purchased in the offer will remain shareholders of PowerTV if a merger transaction is not consummated. Scientific-Atlanta has no current plans for a public offering of shares of PowerTV common stock and believes that market conditions and business factors relating to PowerTV make such a public offering unlikely for the foreseeable future. Scientific-Atlanta will continue to evaluate PowerTV's business and operations during the pendency of the offer and after the consummation of the offer, and will take, or recommended to PowerTV's Board of Directors, such actions as it deems appropriate, in its sole discretion, under the circumstances then existing.

      If a merger is not consummated, Scientific Atlanta has no current plan to acquire additional shares of PowerTV common stock, but Scientific-Atlanta may pursue such acquisitions, in its sole discretion, after the completion of the offer. Any future acquisition of shares of PowerTV common stock may be made through private purchases, through one or more tender or exchange offers, by merger or any other means Scientific-Atlanta deems desirable. Any such acquisition may be at a price higher or lower than the price to be paid for shares of PowerTV common stock purchased in the offer, and, subject to applicable law, may be for cash, Scientific-Atlanta common stock or other consideration. If the proposed merger is not consummated, after the completion of the offer, Scientific-Atlanta will be under no obligation to acquire shares of PowerTV common stock, and there can be no assurance that Scientific-Atlanta will acquire any shares of PowerTV common stock.

      If the merger being discussed is consummated, Scientific-Atlanta intends to undertake a comprehensive review of PowerTV's business, operations, capitalization and management with a view to optimizing development of PowerTV's potential in conjunction with Scientific-Atlanta's business. Scientific-Atlanta expressly reserves the right to make any and all decisions with respect to PowerTV following the completion of the proposed merger if it occurs.

      Scientific-Atlanta has requested that PowerTV (1) terminate its employee stock purchase plan and (2) cease issuing to its employees options convertible into PowerTV common stock or any other securities of PowerTV as soon as practicable. After the consummation of the offer, PowerTV employees will participate in Scientific-Atlanta's employee stock option and employee stock purchase plans in accordance with the terms of such plans, including the applicable eligibility requirements. Except as otherwise described in this Offer to Purchase, Scientific-Atlanta expects that, initially following the offer, the business and operations of PowerTV will be conducted substantially as they are currently being conducted.

14.   CERTAIN EFFECTS OF THE OFFER.

      Market for PowerTV's Common Stock. There is no established trading market for shares of PowerTV common stock and no such market is expected to develop. The offer provides shareholders of PowerTV who are considering a sale of all or a portion of their shares an opportunity to sell their shares for cash where the absence of an existing market might otherwise limit the ability of such shareholders to sell their shares. If the proposed merger of PowerTV with and into Scientific-Atlanta's merger subsidiary does not take place and the offer is consummated, the number of shares of PowerTV common stock held by shareholders other than Scientific-Atlanta will be reduced, shareholders of PowerTV will not have appraisal rights, and Scientific-Atlanta will not have any obligation to purchase any shares of PowerTV common stock that remain outstanding. Transfers of PowerTV common stock will remain subject to the terms of any shareholder agreements which restrict the sale or other disposition of PowerTV common stock.

      Participation in PowerTV. If Scientific-Atlanta purchases any shares pursuant to the offer, Scientific-Atlanta's interest in PowerTV's net book value and net earnings will increase to the extent of the number of shares purchased under the offer. Accordingly, to the extent of their shares tendered, tendering shareholders (1) will not have the opportunity to participate in the earnings and growth of PowerTV and (2) will not face the risk of losses generated by PowerTV's operations or decline in the value of PowerTV.

      If a merger is consummated, Scientific-Atlanta's interest in PowerTV's net book value and net earnings will increase to 100%, and Scientific-Atlanta would be entitled to all benefits resulting from that interest, including all income generated by PowerTV's operations and any future increase in PowerTV's value and the right to elect all members of PowerTV's Board of Directors. Similarly, Scientific-Atlanta would also bear the risk of losses generated by PowerTV's operations and any decrease in the value of PowerTV after the proposed merger. After the consummation of the offer and proposed merger, PowerTV would become a wholly-owned subsidiary of Scientific-Atlanta. Accordingly, if the merger being discussed is consummated, PowerTV shareholders (1) would not have the opportunity to participate directly in the earnings and growth of PowerTV after the merger and (2) would not directly bear the risk of losses generated by PowerTV's operations or decline in the value of PowerTV after the merger. Through their ownership of Scientific-Atlanta stock, shareholders of PowerTV who receive Scientific-Atlanta common stock in the proposed merger, if such merger occurs, will participate indirectly in the earnings and growth of PowerTV and also indirectly bear the risk of losses generated by PowerTV or any decline in its value.

      Restrictions on Certain Mergers. Under the CGCL, a merger may not be accomplished for cash paid to a target corporation's shareholders if the acquiring corporation owns, directly or indirectly, more than 50% but less than 90% of the then outstanding shares of the target corporation, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the merger consist only of non-redeemable common stock of the acquiring corporation or its parent. Scientific-Atlanta currently owns approximately 85% of PowerTV's outstanding common stock. Accordingly, pursuant to the CGCL, Scientific-Atlanta could not effect a merger of PowerTV in which shareholders of PowerTV received cash in exchange for their shares of PowerTV common stock, absent approval by the Commissioner of Corporations of the State of California or the consent of all of PowerTV's shareholders. If the proposed merger is not consummated, but a sufficient number of shares are tendered pursuant to the offer such that Scientific-Atlanta directly or indirectly owns at least 90% of the outstanding shares of PowerTV, Scientific-Atlanta would no longer be subject to the prohibition on cash consideration in certain mergers described above and could pursue such mergers in the future.

      Short-form Mergers. Under the CGCL, if a parent corporation owns 90% or more of the outstanding shares of another corporation, such corporation may be merged into the parent corporation or another subsidiary of the parent corporation by the adoption of a resolution or plan of merger by the board of directors of the parent corporation without any action on the part of the shareholders of the subsidiary corporation or corporations. This procedure is referred to as a "short-form merger." If the parent corporation owns less than 100% of the outstanding shares of a subsidiary corporation that is a party to the merger then (1) the resolution or plan of merger must set forth the securities, cash, property or rights to be received in exchange for each share of the subsidiary corporation not owned by the parent corporation pursuant to the merger and (2) the resolution or plan of merger as well as the consideration to be received for each share of the subsidiary corporation not owned by the parent corporation must be approved by the board of directors of that subsidiary corporation. If the proposed merger is not consummated, but a sufficient number of shares are tendered pursuant to the offer such that Scientific-Atlanta directly or indirectly owns at least 90% of the outstanding shares of PowerTV, Scientific-Atlanta may undertake such a short-form merger in the future.

      Fairness Opinions in Certain Transactions. Section 1203 of the CGCL generally provides that if a tender offer or a written proposal for approval of a certain business combination transactions is made to some or all of a corporation's shareholders by an "interested party," an affirmative opinion in writing as to the fairness of the consideration to the shareholders of that corporation must be delivered to the board of directors of the corporation or the shareholders of the corporation depending on the type of transaction. For purposes of Section 1203, the term "interested party" includes, among other things, a person who is a party to the transaction and (1) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (2) is, or is directly or indirectly controlled by, an officer or director of the subject corporation, or (3) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. The requirement to provide a fairness opinion does not apply to (1) any corporation which does not have shares held of record by 100 or more persons or (2) a short-form merger of a parent corporation with its subsidiary if the parent directly or indirectly owns more than 90% of the outstanding shares of the subsidiary. According to PowerTV's records, as of March 7, 2001, PowerTV had 185 shareholders of record. If the proposed merger is not consummated, but a sufficient number of shares are tendered pursuant to the offer such that (1) Scientific-Atlanta directly or indirectly owns at least 90% of the outstanding shares of PowerTV common stock or (2) PowerTV ceases to have at least 100 shareholders of record, the fairness opinion requirement of Section 1203 may no longer be applicable to certain future transactions between Scientific-Atlanta and PowerTV.

15.   CERTAIN CONDITIONS OF THE OFFER.

      Notwithstanding any other provisions of the offer, and in addition to (and not in limitation of) Scientific-Atlanta's rights to extend and amend the offer at any time in its sole discretion, Scientific-Atlanta shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of PowerTV common stock, and may terminate the offer as to any such shares not then paid for, if, in the sole judgment of Scientific-Atlanta at any time on or after March 13, 2001, and prior to the acceptance for payment by Scientific-Atlanta, any of the following events shall have occurred:

              (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court, governmental regulatory or administrative agency or commission, authority or tribunal, domestic or foreign, by any government, governmental authority or other regulatory or administrative agency or commission, domestic or foreign, or by any other person, domestic or foreign (whether brought by PowerTV, an affiliate of PowerTV or any other person), which (i) challenges or seeks to challenge the acquisition by Scientific-Atlanta or any affiliate of Scientific-Atlanta of shares of PowerTV common stock pursuant to this offer, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the offer, the consummation of the transactions contemplated by the offer or any other possible subsequent business combination with PowerTV, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Scientific-Atlanta or any of its affiliates in connection with the offer or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the offer or any other possible subsequent business combination with PowerTV, (ii) prohibits or limits or seeks to prohibit or limit Scientific-Atlanta's ownership or operation of all or any portion of its or PowerTV's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or to compel or seeks to compel Scientific-Atlanta to dispose of or hold separate all or any portion of its own or PowerTV's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Scientific-Atlanta or any affiliate of Scientific-Atlanta to conduct its own business or own such assets as a result of the transactions contemplated by the offer or any other possible subsequent business combination with PowerTV, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the shares of PowerTV common stock pursuant to the offer illegal or results in a delay in, or restricts, the ability of Scientific-Atlanta, or renders Scientific-Atlanta unable, to accept for payment, purchase or pay for some or all of the shares of PowerTV common stock, (iv) imposes or seeks to impose limitations on the ability of Scientific-Atlanta or any affiliate of Scientific-Atlanta effectively to acquire or hold or to exercise full rights of ownership of PowerTV common stock, (v) in the sole judgment of Scientific-Atlanta, might adversely affect PowerTV or any of its subsidiaries or Scientific-Atlanta or any of its affiliates or subsidiaries, (vi) in the sole judgment of Scientific-Atlanta, might result in a diminution in the value of PowerTV common stock or the benefits expected to be derived by Scientific-Atlanta as a result of the transactions contemplated by the offer, (vii) in the sole judgment of Scientific-Atlanta, imposes or seeks to impose any material condition to the offer unacceptable to Scientific-Atlanta or
(viii) otherwise directly or indirectly relates to the offer or any other possible business combination with PowerTV;

              (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the offer or other possible subsequent business combination between Scientific-Atlanta or any affiliate of Scientific-Atlanta and PowerTV or any subsidiary of PowerTV or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the sole judgment of Scientific-Atlanta, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

              (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of PowerTV or any of its subsidiaries which, in the sole judgment of Scientific-Atlanta, is or may be materially adverse to PowerTV or any of its subsidiaries, or Scientific-Atlanta shall have become aware of any fact which, in the sole judgment of Scientific-Atlanta, has or may have material adverse significance with respect to either the value of PowerTV or any of its subsidiaries or the value of shares of PowerTV common stock to Scientific-Atlanta;

              (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Scientific-Atlanta, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the securities or financial markets of the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, in the sole judgment of Scientific-Atlanta, a material acceleration or worsening thereof;

              (e) Scientific-Atlanta shall become aware (i) that any material contractual right of PowerTV or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of PowerTV or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the offer, or (ii) of any covenant, term or condition in any of PowerTV's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of shares of PowerTV common stock in the hands of Scientific-Atlanta or any affiliate of Scientific-Atlanta (including, but not limited to, any event of default that may ensue as a result of the consummation of the offer); or

              (f) Scientific-Atlanta shall not have obtained any waiver, consent, extension, approval, action or nonaction from any governmental authority or agency which in its sole judgment is necessary to consummate the offer;

which, in the sole judgment of Scientific-Atlanta in any such case, and regardless of the circumstances (including any action or inaction by Scientific-Atlanta or any of its affiliates), giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with such acceptance for payment or payment. Scientific-Atlanta has the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the offer; however, if Scientific-Atlanta asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Scientific-Atlanta shall promptly disclose such assertion and the expiration date will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

      The foregoing conditions are for the sole benefit of Scientific-Atlanta and may be asserted by Scientific-Atlanta in its sole discretion regardless of the circumstances (including any action or omission by Scientific-Atlanta) giving rise to any such conditions or may be waived by Scientific-Atlanta in its sole discretion in whole or in part at any time and from time to time. The failure by Scientific-Atlanta at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Scientific-Atlanta concerning any condition or event described in this
Section 15 shall be final and binding upon all parties.

16.   LEGAL MATTERS; REGULATORY APPROVALS.

      General. Scientific-Atlanta is not aware of any pending legal proceeding relating to the offer. Except as described in this Section 16, based on its examination of publicly available information concerning PowerTV, Scientific-Atlanta is not aware of any governmental license or regulatory permit that appears to be material to PowerTV's business that might be adversely affected by Scientific-Atlanta's acquisition of shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency that would be required for the acquisition or ownership of shares by Scientific-Atlanta as contemplated herein. Should any such approval or other action be required, Scientific-Atlanta currently contemplates that such approval or other action will be sought. While Scientific-Atlanta does not currently intend to delay acceptance for payment of shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the businesses of PowerTV or Scientific-Atlanta or that certain parts of the businesses of PowerTV or Scientific-Atlanta would not have to be disposed of in the event that such approval was not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Scientific-Atlanta may decline to accept for payment or pay for any shares tendered.

      United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Because Scientific-Atlanta owns approximately 85% of the outstanding shares of common stock of PowerTV, Scientific-Atlanta believes that the HSR Act does not apply to the offer.

      Section 1203 of the CGCL. For a general discussion of Section 1203 of the CGCL, see Section 14 - "Certain Effects of the Offer--Fairness Opinions in Certain Transactions." In accordance with Section 1203, shareholders of PowerTV are being provided with an opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., PowerTV's independent financial advisor, dated March 12, 2001, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of shares of PowerTV common stock (other than Scientific-Atlanta) in the offer is fair from a financial point of view to such shareholders. If PowerTV and Scientific-Atlanta proceed with a merger, Scientific-Atlanta expects that PowerTV's Board of Directors will receive an opinion that the consideration to be received by holders of shares of PowerTV common stock (other than Scientific-Atlanta) in the merger is fair from a financial point of view to such shareholders as required by Section 1203.

      State Takeover Laws. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

      Scientific-Atlanta is not aware of any state takeover laws or regulations which are applicable to the offer or the proposed merger, and Scientific-Atlanta has not attempted to comply with any state takeover law or regulation. If any government official or third party should seek to apply any state takeover law to the offer, the proposed merger or other possible business combination between Scientific-Atlanta or any of its affiliates and PowerTV, Scientific-Atlanta may take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the offer or the proposed merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the proposed merger, Scientific-Atlanta might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares, and Scientific-Atlanta might be unable to accept for payment or pay for shares tendered pursuant to the offer, or be delayed in continuing or consummating the offer. In such case, Scientific-Atlanta may not be obligated to accept for payment or pay for any tendered shares. See Section 15.

17.   FEES AND EXPENSES.

      Scientific-Atlanta will pay the Depositary reasonable and customary compensation for its services in connection with the offer and will reimburse the Depositary for reasonable out-of-pocket expenses. Scientific-Atlanta will also indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

18.   MISCELLANEOUS.

      The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of PowerTV common stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Scientific-Atlanta may, in its discretion, take such action as it may deem necessary to make the offer in any such jurisdiction and extend the offer to holders of shares of PowerTV common stock in such jurisdiction.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF SCIENTIFIC-ATLANTA NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                          Scientific-Atlanta, Inc.

March 13, 2001




                      THE DEPOSITARY FOR THE OFFER IS:

                            THE BANK OF NEW YORK

BY HAND DELIVERY OR OVERNIGHT:                         MAIL:
Tender & Exchange Department              Tender & Exchange  Department
      101 Barclay Street                         P.O. Box 11248
  Receive and Deliver Window                  Church Street Station
  New York, New York 10286                New York, New York 10286-1248

      Questions or requests for assistance may be directed to the Depositary at (800) 507-9357 (toll free). Additional copies of this Offer to Purchase, the Letter of Transmittal, and related materials may be obtained from Depositary and will be furnished promptly at Scientific-Atlanta's expense. Any request for such documents should be directed to the Depositary at (800) 507-9357 (toll free).




    POWERTV'S SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO
                    THE SCIENTIFIC-ATLANTA TENDER OFFER


      The Board of Directors of PowerTV expresses no opinion and is remaining neutral toward the Scientific-Atlanta tender offer.

      In reaching its decision to express no opinion and remain neutral the Board of Directors of PowerTV considered the following factors:

      (1) The Board of Directors of PowerTV is composed of five members, three of whom, Dr. Ecker, Mr. McIntyre and Mr. Tanner, are officers of Scientific-Atlanta, one of whom, Mr. Necessary, was an officer of Scientific-Atlanta through January 2000 and is the President of PowerTV and who participates in Scientific-Atlanta incentive compensation and benefit plans, and one of whom, Mr. Graham, is not affiliated with Scientific-Atlanta. The Board established a Special Committee, consisting of Mr. Graham and Mr. Necessary, to negotiate with Scientific-Atlanta concerning the terms of the tender offer;

      (2) That Scientific-Atlanta owns approximately 85% of the outstanding shares of PowerTV, that Scientific-Atlanta does not wish to dispose of its controlling ownership interest in PowerTV, that Scientific-Atlanta is PowerTV's largest customer (accounting for approximately 72% of PowerTV's revenue for the 2000 fiscal year) and that PowerTV depends on Scientific-Atlanta for various corporate services;

      (3) The illiquidity of the PowerTV shares, and the restrictions on transfer of the PowerTV shares held by the minority shareholders imposed by contract and by law;

      (4) The Board of Directors of PowerTV retained the firm of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to act as its financial advisor concerning the Scientific-Atlanta tender offer. Houlihan Lokey has concluded, based upon its review, that the consideration to be received by the minority shareholders of PowerTV in the tender offer is fair from a financial point of view, as of March 12, 2001. A summary and a copy of the Houlihan Lokey fairness opinion is attached to this Solicitation/Recommendation Statement;

      (5) The Offer Price of $4.08 per share was not the product of negotiations between Scientific-Atlanta and PowerTV;

      (6) The expressed need for liquidity by certain shareholders of PowerTV;

      (7) That shareholders of PowerTV who tender all of their shares will not participate in future earnings and growth of PowerTV and would not bear the risk of a decline in value of PowerTV;

      (8) The significant conditions imposed by Scientific-Atlanta as to whether the tender offer will be consummated;

      (9) That Scientific-Atlanta may consider making an acquisition proposal for all of the outstanding shares of PowerTV that Scientific-Atlanta does not own, on terms that Scientific-Atlanta may present, including an exchange of PowerTV shares and vested options to acquire PowerTV shares for Scientific-Atlanta shares pursuant to an exchange formula that places a value on PowerTV shares of $4.08 per share, subject to adjustment. The terms of a merger have not been determined, and there can be no assurance that a merger would take place; and

      (10) The members of the Special Committee, Mr. Necessary, who owns 3,566 shares of PowerTV common stock and vested options to acquire 206,250 shares of PowerTV common stock, and Mr. Graham, who owns 16,500 shares of PowerTV common stock and vested options to acquire 16,500 shares of PowerTV common stock, have not decided whether they will tender their shares to Scientific-Atlanta.



SUMMARY OF HOULIHAN LOKEY FAIRNESS OPINION

Pursuant to an engagement letter dated March 8, 2001, the Board of Directors of PowerTV engaged Houlihan Lokey to render an opinion as to the fairness of the consideration to be received in the offer by shareholders of PowerTV other than Scientific-Atlanta (the "Shareholders"), from a financial point of view. Under the terms of the engagement letter, PowerTV agreed to pay Houlihan Lokey a fee of $60,000 for its services, plus reasonable out-of-pocket expenses. Of this fee, $30,000 was paid upon signing of the letter and the remainder was due and payable upon delivery of the fairness opinion discussed below. Houlihan Lokey did not participate in any of the negotiations of the principal terms of the offer.

On March 9, 2001, a representative of Houlihan Lokey participated in a meeting of the Board of Directors of PowerTV and described the process and procedures being utilized by Houlihan Lokey in its analysis of the Scientific-Atlanta offer. On March 12, 2001, Houlihan Lokey presented to the Board of Directors of PowerTV Houlihan Lokey's analysis and findings and a copy of the fairness opinion. Based on the assumptions, qualifications, and limitations stated in the opinion, the opinion concluded that the consideration to be received by the Shareholders in the offer is fair, from a financial point of view, as of the date of the opinion.

The full text of the Houlihan Lokey opinion in connection with the offer, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto. We urge you to read the Houlihan Lokey opinion in its entirety. The Houlihan Lokey opinion was prepared for the benefit and the use of the Board of Directors of PowerTV in connection with its evaluation of the offer and does not constitute a recommendation to the Shareholders as to whether they should tender their shares.

The Houlihan Lokey opinion does not address the underlying business decision of the Shareholders to tender their shares. Instead, the Houlihan Lokey opinion is limited to Houlihan Lokey's independent evaluation as to whether the consideration to be received in the offer is fair as of the date of the opinion.

In connection with the preparation of the Houlihan Lokey opinion, Houlihan Lokey, among other things,

   1. Held discussions with the management of SA and PowerTV as well as their counsel and advisors.

   2.  Held discussions with potential underwriters of PowerTV stock.

   3.  Reviewed the following documents:

       o Draft Tender Offer to the Holders of Shares of Common Stock of PowerTV, dated March 9, 2001;
       o PowerTV's Solicitation/Recommendation Statement with Respect to the Scientific-Atlanta Tender Offer, dated March 12, 2001;
       o PowerTV Standard Shareholder Agreements for Prasara employees and non-Prasara employees;
       o Houlihan Lokey's valuation reports and analyses of the valuations of PowerTV common stock for purposes of administering the Company's employee stock option plan, dated January 17, 2001; November 20, 2000; August 21, 2000; July 12, 2000; July 11, 2000;
          and August 20, 1999;
       o Unaudited internal financial statements for the five fiscal years ended June 30, 2000, and summary financial statements for the year-to-date period ended January 31, 2001;
       o PowerTV management projections for fiscal years 2001-2005, dated February 27, 2001; and
       o  Summary of common stock and options outstanding as of February
          26, 2001.

   4. Reviewed publicly available information on the industry, PowerTV, SA and comparable companies and transactions.

   5. Performed a valuation of PowerTV which included discounted cash flow and market capitalization approaches.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with rendering the Houlihan Lokey opinion related to the offer.

DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow approach values a company on an on-going basis. The discounted cash flow approach determines the present risk-adjusted value of the expected future cash flow stream, with expected growth incorporated into the projections. There are three basic steps involved in using the discounted cash flow approach:

       o determination of cash flow projections that are supportable in light of historical performance, industry performance and industry expectations, and reasonable future expectations of the Company;
       o determination of the terminal value of the partnership at the end of the projections; and
       o determination of the appropriate discount rate to be used to discount the projected cash flows.

In its analysis of PowerTV, Houlihan Lokey used PowerTV management forecasts and projections for the fiscal years ended June 30, 2001 through 2005. Debt-free cash flows are generally defined as representative debt-free earnings less capital expenditures plus depreciation and amortization less increases in net working capital. Houlihan Lokey discounted the value of the debt-free cash flow streams to present values using discount rates ranging from 45% to 55%. This discount rate range incorporates PowerTV's weighted average cost of capital as well as the inherent risks of the interactive television industry and is consistent with the implied discount rates applied to comparable public companies given industry analyst projections and current stock prices for each of those companies.

In order to determine the terminal value of PowerTV at the end of the projection period, Houlihan Lokey utilized a capitalization of earnings before interest, taxes, deprecation and amortization ("EBITDA") approach. This approach was utilized by applying a 13.0x to 15.0x multiple to 2005 projected EBITDA. The terminal multiple range of 13.0 to 15.0 was based on the terminal multiples currently applied in the industry by equity analysts. Houlihan Lokey then discounted the terminal value to the present using the same discount rate range as the interim cash flows. Houlihan Lokey added together the present value of the interim cash flows and the present value of the terminal value to arrive at a total enterprise value range of $407 million to $462 million and a per share range of $3.99 to $4.50.

MARKET CAPITALIZATION APPROACH

Using publicly available information, Houlihan Lokey analyzed the implied multiples of publicly-traded companies comparable to PowerTV. In analyzing the comparable companies, Houlihan Lokey compared the total enterprise value of each of the companies to its respective projected 2001 and 2002 revenue. The implied revenue multiples for the comparable companies are as follows:

                                     2001 Revenue    2002 Revenue
                                       Multiple        Multiple
                                     ------------    ------------

     ACTV Inc.                           6.9              3.0
     Liberate Technologies               12.5             8.6
     OpenTV Corp.                        7.3              4.9
     TiVo Inc.                           10.4             2.3
     Worldgate Communications Inc.       2.8              NA
     Wind River Systems Inc.             4.3              3.3
     Wink Communications Inc.            5.2              1.0

     Mean                                7.1              3.9
     Median                              6.9              3.1

     Implied PowerTV Multiples           7.1              4.2

The implied 2001 and 2002 revenue multiples for PowerTV based on a share price of $4.08 is 7.1 for 2001 and 4.2 for 2002. In comparing PowerTV to its publicly traded comparables, among other things, Houlihan Lokey considered the quality of the Company's projections, historical and projected revenue growth, revenue size, profit margins, time to profitability, revenue concentration risk, investor backing and product strength. After considering these factors, Houlihan Lokey applied a multiple range of 6.0x to 7.0x times 2001 projected revenue of $59 million and a multiple range of 3.5x to 4.25x times 2002 projected revenue of $99 million to arrive at a total enterprise value range of $345 million to $419 million and a per share value range of $3.45 to $4.07 based on the market capitalization approach.

After considering the discounted cash flow approach and the market capitalization approach, Houlihan Lokey concluded that an enterprise value range for PowerTV of $384 million to $447 million and a per share range of $3.63 to $4.22 was appropriate. Based on this valuation indication, Houlihan Lokey has concluded that the proposed offer price of $4.08 per share is fair to the Shareholders, from a financial point of view.




                [HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]


March 12, 2001


Board of Directors
PowerTV, Inc.
20833 Stevens Creek Blvd.
Suite 100
Cupertino, CA 95014-2154


Dear Sirs:

We understand that Scientific-Atlanta, Inc. ("SA") is issuing a tender offer for any or all of the outstanding common stock of PowerTV, Inc. ("PowerTV" or the "Company"). SA, which currently owns approximately 85% of the Company's outstanding common stock, is seeking to purchase any or all of the remaining outstanding shares at a price of $4.08 per share. The foregoing transaction and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the "Tender Offer".

Houlihan Lokey Howard & Zukin, Inc. is an investment banking firm specializing in investment banking and financial advisory services including financial opinions, mergers & acquisitions, private placements and restructuring services. The firm was founded in 1970 and today has over 450 employees in 10 offices throughout North America and Asia. In 2000, Houlihan Lokey served more than 1,000 clients, rendered over 100 fairness opinions and was ranked in the top three for advising on middle market transactions of $500 million or less.

You have requested our opinion (the "Opinion") as to whether the consideration to be received by the common shareholders of PowerTV excluding SA (the "Shareholders") in exchange for PowerTV common shares is fair to the Shareholders from a financial point of view. We have not been asked nor have we addressed the fairness to the Shareholders of the consideration to be received in any future proposed transactions including but not limited to a potential merger between PowerTV and SA. We understand that as of the date of this letter, a merger between SA and PowerTV is not pending and we understand that such merger would be subject to a Shareholder vote or similar merger process. The Opinion also does not address the Shareholders' underlying business decision to effect the Tender Offer and does not constitute a recommendation to the Shareholders to tender their shares. We did not solicit third party indications of interest in acquiring all or any part of PowerTV. Furthermore, we have not negotiated the Tender Offer or advised you with respect to the alternatives available to PowerTV.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

   1. held discussions with management of SA and PowerTV as well as their counsel and advisors;

   2.  held discussions with potential underwriters of PowerTV stock;

   3.  reviewed the following documents:

       o Draft Tender Offer to the Holders of Shares of Common Stock of PowerTV, dated March 9, 2001;
       o PowerTV's Solicitation/Recommendation Statement with Respect to the Scientific-Atlanta Tender Offer, dated March 12, 2001;
       o PowerTV Standard Shareholder Agreements for Prasara employees and non-Prasara employees;
       o Houlihan Lokey's valuation reports and analyses of the valuations of PowerTV common stock for purposes of administrating the Company's employee stock option plan, dated January 17, 2001; November 20, 2000; August 21, 2000; July 12, 2000; July 11, 2000;
          and August 20, 1999;
       o Unaudited internal financial statements for the five fiscal years ended June 30, 2000, and summary financial statements for the year-to-date period ended January 31, 2001;
       o PowerTV management projections for fiscal years 2001-2005, dated February 27, 2001;
       o Summary of common stock and options outstanding as of February 26, 2001; and

   4. reviewed publicly available information on the industry, PowerTV, SA and comparable companies and transactions.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Shareholders of the Company in connection with the Tender Offer is fair to the Shareholders from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.